

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2023

Thomas Vecchiolla
Chief Executive Officer
First Light Acquisition Group, Inc.
11110 Sunset Hills Road #2278
Reston, VA 20190

      Re: First Light Acquisition Group, Inc.
              Registration Statement on Form S-4, as amended
              Exhibit Nos. 10.6, 10.7, 10.12
              Filed August 2, 2023
              File No. 333-269705

Dear Mr. Vecchiolla:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                             Sincerely,

                             Division of Corporation Finance